FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

[redacted]

07027990

SUPPL

November 9, 2007

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Marketwire.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

File No. 82-3929

NEWS RELEASE

Fancamp Exploration Ltd. Announces Implementation of Shareholders Rights Plan

November 9, 2007

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): The Company announces that its Board of Directors has approved and adopted a Shareholders Rights Plan (the "Plan"). The Plan entitles shareholders to severable rights to purchase additional shares of the Company upon the occurrence of a take-over bid (i.e. an offer to purchase 20% or more of the issued shares, when aggregated with the offeror's shareholdings), which fails to meet certain conditions. Bids which meet these conditions ("Permitted Bids") do not trigger the rights to purchase additional shares. Permitted Bids are offers which meet all of the following conditions:

1. The offer is made to all shareholders and includes shares issuable upon exercise of share purchase warrants, stock options and other convertible securities;

2. The offer must contain an irrevocable and unqualified provision that no shares will be taken up or paid for prior to the close of business on a date less than 60 days following the date of the Bid, and only if at such date more than 50% of the shares held by independent shareholders have been deposited or tendered and not withdrawn;

3. The offer must contain an irrevocable and unqualified provision that any share deposited may be withdrawn at any time until being taken up and paid for; and

4. The offer must contain an irrevocable and unqualified provision that if the deposit conditions set out in item 2 above are met, then the offeror will make a public announcement of that fact, and the bid will remain open for deposits or tenders of additional shares for not less than 10 business days from the date of the public announcement.

The Plan is designed to ensure that all shareholders are treated fairly and equitably in the event of a take-over bid.

The Plan is subject to the acceptance of regulatory authorities, ratification by the shareholders of the Company, and the acceptance of the rights agent.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END